

Mail Stop 3561

November 9, 2016

Ted T. Timmermans
Vice President, Controller and Chief Accounting Officer
The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172

     Re: **The Williams Companies, Inc.**
            Form 10-K for Fiscal Year Ended December 31, 2015
            Filed February 26, 2016
            File No. 001-04174
            Williams Partners, L.P.
            Form 10-K for Fiscal Year Ended December 31, 2015
            Filed February 26, 2016
            File No. 001-34831

Dear Mr. Timmermans:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                 Sincerely,

                                 /s/ Jim Allegretto for

                                 Jennifer Thompson
                                 Accounting Branch Chief
                                 Office of Consumer Products